Exhibit 3

1699 King St. — Suite 400 Enfield, CT. 06082 Phone: 860-758-7320 — Fax: 860-758-7302

February 3, 2012

Mr. Willem Mesdag

Managing Partner

Red Mountain Capital Partners LLC

10100 Santa Monica Boulevard, Suite 925

Los Angeles, California 90067

Dear Will:

I received your letter dated January 31, 2012, and have shared it with the Board of Directors of STR Holdings, Inc. In light of the discussions that you have been having with me on behalf of the Board as well as with the Company’s management team over the past few months, we are disappointed that you decided to communicate with us in this fashion. As we have already discussed, we believe that the Company’s Board and management team have the skills, experience and diversity to address the challenges facing the Company and to look after the best interests of the Company and all of its stockholders.

As reflected in our updated guidance issued earlier today, the Company’s management team and the Board are acutely aware of the challenges facing us. These challenges are not unique to STR – they are challenges being faced by the entire solar energy supply chain. Our Board believes that we have the right team in place to address these challenges and to execute on the Company’s strategic plan. As noted in your letter, we have and will continue to focus on, among other things, inventory and receivables management and capacity utilization. We are protecting our future with prudent investments in capital equipment as well as in research and development. We welcome specific suggestions you may have with regard to the near or long-term actions mentioned in your letter.

As we have discussed, the Nominating and Corporate Governance Committee of the Board regularly evaluates the needs and challenges being faced by the Company as well as the background and experience of the Company’s directors and how the Board functions as a governing body. The Committee carefully considers whether the Company’s directors, as a group, have the background and experience necessary to, among other things, (i) provide oversight of the Company’s business, operations and strategic direction, (ii) consult with the Company’s management team, as appropriate, and (iii) look after the best interests of the Company and all of its stockholders.

The Committee (as well as the full Board) has carefully considered the concerns that you have raised about the Board and your request that we invite your partner, Christopher Teets, to join the Company’s Board. Given the current composition of the Board and Mr. Teets’ background as an investment banker and director of other companies not relevant to our business, we do not believe that having Mr. Teets join the Board would enhance the Board’s position to meet its responsibilities. The Committee will continue to regularly evaluate the composition of the Company’s Board and the skills and experience that are necessary for the Board to continue to discharge its duties to the Company and its stockholders – particularly in light of the challenges facing the Company.

Mr. Willem Mesdag

February 3, 2012

In your justification to obtain a seat for your firm on the Company’s Board, you have inaccurately described its composition. You state that DLJ “dominates” the Board and controls the Compensation and Governance Committees. This is inaccurate. We strongly disagree with your assertion that any director formerly affiliated with DLJ is unable to provide an independent view. This is simply wrong. All of the Company’s directors (other than our CEO and me) are independent under the rules of the NYSE and the SEC, six of whom are qualified to serve on our Audit Committee. Therefore, and contrary to the statement in your letter, there are a sufficient number of independent directors to effectively rotate through each of the Company’s Board committees. In fact, Committee memberships were reassigned in July of last year and are reviewed annually.

Further, as part of the process of regularly reviewing the composition of the Board, in August 2010, two new independent directors with significant relevant CEO level solar and cleantech experience joined the Board. Just last month, one of the Company’s directors affiliated with DLJ resigned and was replaced by the long-time President of our solar business and newly elected CEO.

We strongly disagree with your concern that our Board does not have the necessary background, experience and diversity to protect the best interests of our stockholders. The Company’s directors are a diverse group of senior executives with different and complementary backgrounds, skills and relevant global experience. We believe that each of the directors has the attributes necessary to make a substantial contribution to the Board and to position the Board, as a group, to discharge its duties to the Company and its stockholders. Given his background and experience, especially in light of the executive level operating experience of our current directors, we do not agree that Mr. Teets would enhance the Board or add to its diversity. Further, as you know, I have previously shared with you that in light of the sale of our Quality Assurance division last September and the resulting contraction of the size and scope of our business, we are much more likely to reduce the size of our Board than we are to increase it.

We appreciate your input and, as has been the case, look forward to hearing your perspective and that of other stockholders. It is important that we continue to have a regular, open dialogue with our stockholders.

Very truly yours,

/s/ Dennis L. Jilot
Dennis L. Jilot
Executive Chairman

cc: Board of Directors, STR Holdings, Inc.